SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2017

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ/MF nº 07.526.557/0001-00

NIRE 35.300.368.941

NOTICE TO THE MARKET

Transaction between Related Parties

AMBEV S.A. (“Company”) informs its investors and the market in general the information required in Annex 30-XXXIII of CVM Instruction n. 480/09, as amended, regarding the acceptance, by its subsidiary Cervecería y Maltería Quilmes S.A. (“Quilmes”), on September 6, 2017, of the binding offer (“Agreement”) received from the Company’s indirect controlling shareholder, Anheuser-Busch InBev SA/NV (“AB InBev”), which was object of the Material Fact released by the Company on September 6, 2017.

Parties	AB InBev and Quilmes
Relationship between the parties and the Company	AB InBev is the indirect controlling shareholder of the Company and the Company is the indirect controlling shareholder of Quilmes.
Object and main terms of the Transaction

The Agreement contains the general terms of a transaction involving Quilmes and AB InBev, entered into in the context of another agreement among AB InBev and the Chilean company Compañia Cervecerías Unidas S.A. and its affiliates.

Pursuant to the Agreement, AB InBev licenses in perpetuity to Quilmes the Budweiser brand, among other North American brands, in Argentina, as well as AB InBev transfers to Quilmes the plant of Cerveceria Argentina Sociedad Anonima Isenbeck, an Argentinean subsidiary of AB InBev. In consideration thereto, Quilmes transfers the Norte, Iguana and Baltica brands (including related commercial assets) that it currently exploits in Argentina, along with US$ 50 million. (“Transaction”).

Under the terms of the Transaction, for a period of up to 3 (three) years, transition obligations will apply in respect of the brands involved in the transaction.

The consummation of the Transaction is conditioned upon the approval of the Comisión Nacional de Defensa de la Competencia (the Argentinean antitrust governmental authority) and other customary closing conditions.

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Possible involvement of the counterparty, its partners or managers in the decision process concerning the Transaction or its negotiation as representatives of the Company

Neither AB InBev nor its partners or managers participated in the Company’s decision concerning the Transaction and the acceptance of the Agreement, as well as they did not act as representatives of the Company on the negotiation of the Agreement.

On the negotiation and understanding of the Transaction’s aspects, Quilmes and the Company counted with the participation of their own financial and legal advisors in Argentina, Brazil and in other jurisdictions, as necessary.

The Company’s decision was made independently. The Transaction was analyzed and recommended by the Antitrust Compliance and Related Parties Committee of the Company and, after, analyzed and approved by the Company’s Board of Directors, provided that the Board members Carlos Alves de Brito, Luis Felipe Pedreira Dutra Leite, Marcel Herrmann Telles, Cecília Sicupira, Roberto Moses Thompson Motta and the alternate members João M. Giffoni de Castro Neves e Nelson José Jamel did not participate on the discussion concerning the Transaction nor in the resolution that authorized its execution.

Detailed justification of the reasons why the management of the issuer considers that the transaction complied with the commutative conditions or provides for an adequate compensatory payment

The management of both Quilmes and the Company carried out a detailed analysis of the terms of the Transaction, including the procurement of a fairness opinion prepared Rothschild & Sons (Brazil). The aforementioned proceeding demonstrated that the financial terms of the Transaction are fair. Accordingly, the Antitrust Compliance and Related Parties Committee and the Board of Directors of the Company approved the execution of the Transaction considering that it serves the best interest of both Quilmes and the Company, as described on the item above.

No proposals or price bid were requested, since the consideration received by Quilmes in the Transaction could only be offered by AB InBev, considering that AB InBev is, directly or indirectly, the owner of the Budweiser brand to be licensed to Quilmes and the owner of the plant to be transferred to Quilmes.

Furthermore, the Transaction is in line with the long-term strategy of the Company, allowing the recovery, by Quilmes, of the global brand Budweiser in Argentina, in order to maximize value to its shareholders.

São Paulo, September 15, 2017.

Ambev S.A.

Ricardo Rittes de Oliveira Silva

Chief Financial and Investor Relations Officer

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2017

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer